UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

BANCOLOMBIA S.A. PRICES OFFERING OF 8,411,470 AMERICAN DEPOSITORY SHARES
REPRESENTING 33,645,880 PREFERRED SHARES
Medellín, Colombia, July 16, 2007
Bancolombia S.A. (the “Bank”) (NYSE: CIB) today announced that it has priced its public offering of 8,411,470 American Depositary Shares (“ADSs”), representing 33,645,880 preferred shares (the “Equity Offering”), at US$ 33.25 per ADS amounting to US$ 279.7 million.
The Bank has also granted the underwriters the option to purchase up to an additional 1,261,720 ADSs to cover over-allotments, if any. The ADSs trade on the New York Stock Exchange under the symbol “CIB.” The Equity Offering is expected to close on July 20, 2007, subject to customary closing conditions.
The aggregate amount of the Equity Offering combined with the aggregate amount of the preemptive rights offering in Colombia that ended on July 9, 2007 will result in approximately US$ 445.0 million in proceeds to the Bank, of which US$ 165.7 million1 were derived from the preemptive rights offering in Colombia.
UBS Securities LLC is acting as the global coordinator for the Equity Offering, and UBS Securities LLC and Merrill Lynch & Co. are acting as the joint book-running managers.
The ADSs are being offered pursuant to an effective shelf registration statement (including a prospectus and prospectus supplement) filed with the SEC. Copies of the final prospectus supplement relating to the Equity Offering, when available, may be obtained from UBS Securities LLC, 299 Park Avenue, New York, NY 10171 or by phone at (212) 821-3000 or Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080 or by phone at (212) 449-1000.
This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

[1]	Exchange Rate July 16, 2007 Ps 1,956.05 = US$ 1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 17, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance